OSISKO MAKES INITIAL C$9.8 MILLION INVESTMENT TOWARDS C$100 MILLION
SHARE BUYBACK PROGRAM AND REDUCES DEBT BY US$43 MILLION

(Montréal, January 7, 2019) Osisko Gold Royalties Ltd (“Osisko” or the “Company”) (OR: TSX & NYSE) is pleased to report that it has completed an initial investment of C$9.8 million towards its normal course issuer bid (“NCIB”) for a total 849,480 shares purchased for cancellation at an average price of C$11.56 per share during the month of December 2018 (“Share Repurchases”) and that it has repaid US$43 million on its revolving credit facility (“Debt Reimbursement”).

The Share Repurchases were completed as an initial investment towards the Company’s previously announced intention to deploy up to C$100 million towards purchases under its NCIB. As a reminder, in December 2018, Osisko announced that in light of current market conditions, it believes the Company’s shares are an attractive investment opportunity and is prepared to deploy up to C$100 million towards its NCIB.

The actual number of common shares that may be purchased and the timing of such purchases will be determined by the Company. Decisions regarding purchases will be based on market conditions, share price, best use of available cash and other factors. Any securities acquired under the NCIB of the Company will be cancelled.

Following the Debt Reimbursement, only C$30 million remains drawn on the Company’s C$350 million revolving credit facility as at December 31, 2018, which has an additional uncommitted accordion of up to $100 million (for a total available facility size of C$450 million). The facility is available until November 14, 2022 and may be extended by one year on each anniversary date.

Sean Roosen, Chair of the Board and Chief Executive Officer of Osisko noted: “We are aggressively redeploying the C$159.4 million in proceeds received from Pretium Exploration for the repurchase of the Brucejack gold and silver stream, towards our debt reduction program and remain firmly committed to repurchasing our shares in light of current valuation levels, while maintaining financial flexibility to pursue near term cash flow generating value creation opportunities.”

As at December 31, 2018, Osisko has approximately $1 billion in cash resources, credit facilities, and investments in equities available for the acquisition of streams and royalties.

About Osisko Gold Royalties Ltd

Osisko Gold Royalties Ltd is an intermediate precious metal royalty company focused on the Americas. Osisko holds a North American focused portfolio of over 130 royalties, streams and precious metal offtakes. Osisko’s portfolio is anchored by its 5% net smelter return royalty on the Canadian Malartic mine, which is the largest gold mine in Canada. Osisko also owns a portfolio of publicly held resource companies, including a 16.7% interest in Osisko Mining Inc., a 32.3% interest in Barkerville Gold Mines Ltd., a 17.8% interest in Falco Resources Ltd. and a 10.6% interest in Osisko Metals Incorporated.

Osisko is incorporated under the laws of the Province of Québec, with its head office located at 1100 avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information, please contact Osisko Gold Royalties:

Joseph de la Plante
Vice President, Corporate Development
Tel. (514) 940-0670
jdelaplante@osiskogr.com

Forward-looking Statements

Certain statements contained in this press release may be deemed “forward–looking statements” within the meaning of applicable Canadian and U.S. securities laws. These forward–looking statements, by their nature, require Osisko to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward–looking statements. Forward–looking statements are not guarantees of performance. These forward–looking statements, may involve, but are not limited to the intended use of proceeds received from Pretium Exploration, including the flexibility to pursue near term cash flow generating value creation opportunities, and the investment opportunity related to the common shares of the Company. Words such as “may”, “will”, “would”, “could”, “expect”, “believe”, “plan”, “anticipate”, “intend”, “estimate”, “continue”, or the negative or comparable terminology, as well as terms usually used in the future and the conditional, are intended to identify forward–looking statements. Information contained in forward–looking statements is based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including management’s perceptions of historical trends, current conditions and expected future developments, as well as other considerations that are believed to be appropriate in the circumstances. Osisko considers its assumptions to be reasonable based on information currently available, but cautions the reader that their assumptions regarding future events, many of which are beyond the control of Osisko, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect Osisko and its business.

For additional information with respect to these and other factors and assumptions underlying the forward–looking statements made in this press release, see the section entitled “Risk Factors” in the most recent Annual Information Form of Osisko which is filed with the Canadian securities commissions and available electronically under Osisko’s issuer profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission and available electronically under Osisko’s issuer profile on EDGAR at www.sec.gov. The forward–looking statements set forth herein reflects Osisko’s expectations as at the date of this press release and is subject to change after such date. Osisko disclaims any intention or obligation to update or revise any forward–looking statements, whether as a result of new information, future events or otherwise, other than as required by law.